東京青山・青木法律事務所

Attorney at Foreign Law Office
Registered Associated Offices
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com





Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

FILE NO. 82-3311

February 24, 2005

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Notice on Change of Representative Director (dated February 4, 2005) (English translation)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

February 4, 2005

Notice on Change of Representative Director

Shiseido Company, Ltd.

Listing: Tokyo Stock Exchange, First Section Code Number: 4911

Representative: Morio IKEDA, President & CEO (Representative Director)

Contact Information: Tadashi ICHIHASHI, General Manager of Public Relations Department

Telephone: +81-3-3572-5111

On February 4, 2005, Shiseido Co., Ltd. announced that the Board of Directors has unofficially decided upon the change of Representative Director as below.

1. Details of the Change

Name	New Position	Present Position
Morio IKEDA	Chairman of the Board and Director	President & CEO Representative Director
Shinzo MAEDA	President & CEO Representative Director	Director General Manager of Corporate Planning Department

2. Reason for the Change

Please refer to attachment.

3. Name and Profile of New Representative Director

New Position:	President & CEO, Representative Director
Name:	Shinzo MAEDA
Place of Birth:	Osaka City, Japan
Education:	Graduated from Keio University, Faculty of Letters, B.A. in Sociology
Date of Birth:	February 25, 1947
Career History:	Please refer to attachment

4. Scheduled Appointment Date

The directors will be officially chosen and appointed by the Board of Directors after the election at the Ordinary General Meeting of Shareholders to be held in late June 2005.

Attachment

2005-002

February 4, 2005

FOR IMMEDIATE RELEASE

Current Director Shinzo Maeda Unofficially Appointed as the 13th President of Shiseido Co., Ltd.

On Friday, February 4, 2005, Shiseido Co., Ltd. held a special Board of Directors Meeting to appoint President & CEO Morio Ikeda to the position of Chairman of the Board and Director, and Director Shinzo Maeda to the position of Representative Director: President & CEO. The appointments will become official upon approval by the Ordinary General Meeting of Shareholders and Board of Directors Meeting scheduled for the end of June 2005.

"Company-wide revitalization based on sales front reforms," which has been promoted by President Ikeda upon assuming the post of President in 2001, has produced steady gains over the past four years in reforming both the marketing and business contract structures as well as building a supply chain management structure. Overseas, he accelerated expansion of the Chinese business to maintain gains achieved at high-end department stores, started making headway in cultivating the market through cosmetic specialty stores from 2003 and negotiated contracts with over 300 stores to get Chinese operations on track for further expansion. In addition, he implemented the Special Early Retirement Incentive Plan targeting employees in their 50s this past December in line with the perceived need to restructure the labor force and shift to a rejuvenated and dynamic corporate structure in order to ensure continuous growth.

Over his four-year term, President Ikeda laid the groundwork for the new three-year plan under the theme of "Growth & Rapid Progress," which is scheduled to begin from April. Against this backdrop, management decided that now was the most opportune time for a change in management since it would give the Company an opportunity to launch the ensuing three-year plan under the direction of a new president to ensure the continued prosperity of Shiseido amid an increasingly fierce operating environment.

Incoming President Shinzo Maeda entered Shiseido in 1970. After accumulating considerable experience in such mainstay cosmetics business areas as the Department Stores and Chainstores departments, in 1996 he was appointed as General Manager of the Cosmetics Strategic Planning Department in charge of strategic planning for the cosmetics business. From 1997, he became the Chief Officer of the Asia-Pacific Regional Headquarters, in which he handled international business operations. In June 2003, he was appointed Director [General Manager of Corporate Planning Department] to act as a Company-wide support advisor for "Company-wide

revitalization based on sales front reforms," promoted under the leadership of President Ikeda. Further, the three-year plan, which was formulated by President Ikeda and Mr. Maeda, will be introduced from April 2005. Given his comprehensive understanding of domestic and overseas marketing, sincere and warmhearted personality and firm resolve, as well as the confidence he engenders both inside and outside the Company, Mr. Maeda was selected as the most suitable successor to take Shiseido into the 21st century as a truly global player.

【Mr. Maeda's Goals】

In continuation with "Company-wide revitalization based on sales front reforms" promoted by President Ikeda, I would like to lead us through the "Growth & Rapid Progress" roadmap he has laid out for us. I want to promote management that not only pursues targeted financial results but also that ties all of our business activities into customer satisfaction to make Shiseido a company trusted by society. Further, a top priority will be to make the SHISEIDO brand, which is a common asset of Shiseido and customers, to shine even brighter.

Profile of Shinzo Maeda

1947 Born in Osaka City (currently 57)

1965 Graduated from Yao High School, Osaka

1970 Graduated from Keio University, Faculty of Letters, B.A. in Sociology
Joined Shiseido Co., Ltd.

1996 General Manager of Cosmetics Strategic Planning Department, Cosmetics Marketing Division

1997 General Manager of International Business Department (I), International Operations Division

1997 Chief Officer of Asia-Pacific Regional Headquarters, International Operations Division

2000 General Manager of International Marketing Department, Self-Selection Products, Cosmenity Value Creation Division

2001 General Manager of Training Department, Cosmetics Strategic Planning Division

2003 Director [General Manager of Corporate Planning Department]

Credo: *shisei, ten ni tsuzu* ("The Heavens Reward Sincerity"), in other words, if you deal with events as best you can, everything will turn out all right in the end. (Mencius)

Hobbies: Movies, music (Jazz), reading and swimming

For further information, please contact Mr. Tatsuyoshi Endo, Shiseido Public Relations Department.
(Tel: 03-3572-5111, Fax: 03-6218-5249)